SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 810, Level 8

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒    Form 40-F    ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐    No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .)

Attached to this Report on Form 6-K are (i) a press release issued by the registrant on July 22, 2003, and (ii) a press release issued by the registrant on July 28, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: July 31, 2003	By:	/s/ ROLAND W. KOHL
Roland W. Kohl Chief Executive Officer

[LETTERHEAD OF PONDELWILKINSON MS&L]

CONTACT:	Roger S. Pondel PondelWilkinson MS&L (323) 866-6060

HIGHWAY HOLDINGS ENDS STOCK

REPURCHASE PROGRAM;

REPORTS STOCK PURCHASES BY MANAGEMENT

HONG KONG — July 22, 2003 — Highway Holdings Limited (NASDAQ:HIHO) today announced that it has terminated the stock repurchase program that has been in effect during the past few years.

Highway Holdings also announced that in June, Roland W. Kohl, chairman, president and chief executive officer, purchased 26,773 shares of the company’s common stock, May Tsang, administrative manager and a director of the company, purchased 8,458 shares, and Joseph Quan, manager at the company’s metal stamping operations, purchased 6,000 shares, each by exercising some of their outstanding options. The exercise price for all of these options was $1.55 per share, and the closing share price of the company’s common stock on the Nasdaq SmallCap Market on the day of the exercise of all of the foregoing options was $1.41.

In July, Mr. Kohl purchased an additional 4,000 shares, at a price of $3.00 per share, by exercising additional options. The closing market price on the day of the purchase was $2.09. Also in July, Lee Benson, a member of the board of directors, purchased 10,000 shares at an exercise price of $1.19 per share, and the closing market price on the day of the exercise was $2.64.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks and clock movements for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China and in Bulgaria.

[LETTERHEAD OF PONDELWILKINSON MS&L]

CONTACT:	Roger S. Pondel PondelWilkinson MS&L (323) 866-6060

HIGHWAY HOLDINGS DECLARES ANNUAL CASH DIVIDEND

HONG KONG – July 28, 2003 — Highway Holdings Limited (NASDAQ:HIHO) today announced that its board of directors has declared an annual cash dividend of $0.08 per share on the company’s common stock for the fiscal year ended March 31, 2003. The dividend will be paid August 18, 2003 to shareholders of record on August 8, 2003.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks and clock movements for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China and in Bulgaria.

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